UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zix Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Noah F. Webster

Chief Legal Officer

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6454	Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Zix Corporation, a Texas corporation (“Zix”), with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, relating to the tender offer by Zeta Merger Sub Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Zix (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, among Zix, OpenText and Merger Sub, for a purchase price of $8.50 per Share in cash, without interest and net of applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement Item 8 of the Schedule 14D-9 as reflected below.

ITEM 8.                Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The text under the heading “Legal Proceedings” in the Schedule 14D-9 is hereby amended and restated to read as follows:

“Since November 23, 2021, eleven lawsuits related to this Schedule 14D-9 have been filed on behalf of purported Company shareholders, brought as individual actions (captioned Stein v. Zix Corporation, et al., Case No. 1:21-cv-10141 (filed November 30, 2021 in the United States District Court for the Southern District of New York); Kelley v. Zix Corporation, et al., Case No. 1:21-cv-10137 (filed November 30, 2021 in the United States District Court for the Southern District of New York); Onate v. Zix Corporation, et al., Case No. 1:21-cv-06673 (filed December 1, 2021 in the United States District Court for the Eastern District of New York); Verbeek v. Zix Corporation, et al., Case No. 1:21-cv-10241 (filed December 1, 2021 in the United States District Court for the Southern District of New York); Anderson v. Zix Corporation, et al., Case No. 1:21-cv-10245 (filed December 2, 2021 in the United States District Court for the Southern District of New York); Grinberger v. Zix Corporation, et al., Case No. 2:21-cv-12817 (filed December 2, 2021 in the United States District Court for the Eastern District of Michigan); Ryan v. Zix Corporation, et al., Case No. 2:21-cv-12835 (filed December 3, 2021 in the United States District Court for the Eastern District of Michigan); Goldman v. Zix Corporation, et al., Case No. 1:21-cv-10372 (filed December 6, 2021 in the United States District Court for the Southern District of New York); Dunphy v. Zix Corporation, et al., Case No. 1:21-cv-10368 (filed December 6, 2021 in the United States District Court for the Southern District of New York); Waterman v. Zix Corporation, et al., Case No. 2:21-cv-05339 (filed December 6, 2021 in the United States District Court for the Eastern District of Pennsylvania); Coffman v. Zix Corporation, et al., Case No. 2:21-cv-12868 (filed December 8, 2021 in the United States District Court for the Eastern District of Michigan)). All complaints name as defendants the Company and each of the members of the Zix Board, and the Anderson complaint also names OpenText as a defendant.

The complaints variously allege that the Company and the members of the Zix Board violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 and, for Stein, Kelley, Anderson, Verbeek, Goldman and Waterman, Rule 14a-9 promulgated thereunder, by failing to provide in the Schedule 14D-9 all material information needed by the public shareholders to make an informed decision whether to tender their Shares in the Offer, and that the members of the Zix Board violated Section 20(a) of the Exchange Act by allowing the filing of a materially deficient Schedule 14D-9. The Anderson complaint also alleges that OpenText violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rules 14a-9 and 14d-9 promulgated thereunder by allowing the filing of a materially deficient Schedule 14D-9.

The complaints variously seek, among other relief, an injunction against the Transactions (or, in the alternative, rescission or an award of rescissory damages if the Transactions are completed), an award of attorneys’ and experts’ fees and costs, a declaration that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rules 14a-9 and 14d-9 promulgated thereunder, and a judgment directing that the defendants account for damages sustained because of the alleged wrongs.

The defendants believe that these complaints lack merit but cannot predict the outcome of these matters.

If additional similar complaints are filed after the date of this Amendment, absent material new or different allegations, the Company may not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZIX CORPORATION

By:	/s/ Noah F. Webster

Name:	Noah F. Webster
Title:	Chief Legal Officer

Dated: December 14, 2021